TRINIDAD

ENERGY SERVICES INCOME TRUST

NO

SEC
Mail Processing
Section

MAR 12 2008

Washington, DC
100

08001327

Mar 11, 2008

082-34867

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated Mar 10, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

PROCESSED
MAR 20 2008 E
THOMSON
FINANCIAL

Brent Conway
Chief Financial Officer

dlw 3/19

TRINIDAD
ENERGY SERVICES INCOME TRUST

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: March 10, 2008

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST RECIEVES SECURITYHOLDER AND COURT APPROVALS TO BECOME DIVIDEND PAYING CORPORATION

CALGARY, ALBERTA – Trinidad Energy Services Income Trust (the "Corporation" or "Trinidad") is pleased to announce that is has received securityholder and court approvals for the previously announced plan of arrangement pursuant to which Trinidad has converted into a growth orientated dividend paying energy services company (the "Reorganization"). Securityholders of Trinidad voted in excess of 99.5% in favour of the Reorganization, which became effective today. It is currently anticipated Trinidad will pay a quarterly dividend of $0.15 per common share ($0.60 annually) to the common shareholders of the Corporation, the first of which is anticipated to be declared for the fiscal quarter ended March 31, 2008 in the pro-rated amount $0.05.

Canadian Resident unitholders who do not hold their units in their RRSP or other registered plan may wish to make a joint tax election with Trinidad. Such holders should contact their brokers to obtain a tax election information package or visit the Trinidad website at www.trinidaddrilling.com in the coming days. Such holders must provide such elections to Trinidad by July 31, 2008.

The overwhelming approval of the Reorganization positions Trinidad for sustained future growth. Trinidad believes, as a result of cash retention and increased access to capital that is afforded to a corporation versus an income trust, which is now in a better position to capitalize on future growth opportunities.

Trinidad is a growth oriented corporation that will trade on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, Trinidad now has 110 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 20 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

For further information please contact:

Lyle Whitmarsh, President and Chief Executive Officer or
Brent Conway, Chief Financial Officer
At 403.265.6525

Fax: 403.294.4448
E-mail: mbentley@trinidaddrilling.com

Or

Georgeson Shareholder Communications Canada at 1-866.783.67.52

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. All statements other than statements of historical fact contained in this news release are forward-looking statements. Readers can identify many of these statements by looking for words such as "may", "believe", "expect", "will", "intend", "should", "plan", "predict", "potential", "project", "anticipate", "estimate", "continue", "objective", "ongoing", "might" or similar words or the negative thereof or other comparable terminology. These forward-looking statements include, without limitation, statements with respect to: the benefits hoped to be achieved by Trinidad pursuant to the Reorganization, the future financial position, business strategy, proposed acquisitions or dispositions, plans and objectives of or involving Trinidad or any of its affiliates; amounts to be retained by Trinidad for growth; capital expenditures and the timing and funding thereof; access to credit facilities, capital taxes; income taxes; commodity prices; administration costs; components of cash flow and earnings and plans of Trinidad on completion of the Reorganization and the effect thereof. Actual events or results may differ materially. Forward-looking statements are based on the estimates and opinions of management at the time the statements were made. In addition, forward-looking statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this news release. Although Trinidad believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, environmental risks, the inability to meet or continue to meet listing requirements, competition from other industry participants, the lack of availability of qualified personnel or management, failure to realize the anticipated benefits of the Reorganization, stock market volatility and the inability to access sufficient capital from internal and external sources, the inability to pay dividends, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material and. Readers are cautioned that the foregoing list is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

TRINIDAD
ENERGY SERVICES INCOME TRUST

Mar 11, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated Mar 11, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Brent Conway
Chief Financial Officer

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: Tuesday, March 11, 2008
TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS – DECEMBER 31, 2007

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and 12 months ended December 31, 2007 and its outlook based on information available as at February 29, 2008. The MD&A is based on the Trinidad Energy Services Income Trust (the "Trust" or "Trinidad") consolidated financial statements for the year ended December 31, 2007 which were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The MD&A should be read in conjunction with the audited consolidated financial statements and attached notes contained in this report. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, which are available through SEDAR (www.sedar.com).

FINANCIAL HIGHLIGHTS

For the years ended December 31,

($ thousands except unit and per unit data and payout ratio)	2007	2006	2005
Revenue	**629,675**	579,855	288,332
Gross margin [(1)]	**281,223**	269,584	120,415
EBITDA [(1)]	**206,254**	210,319	91,116
Per unit (diluted)	**2.43**	2.48	1.52
EBITDA before unit-based compensation [(1)]	**208,704**	217,424	94,319
Per unit (diluted)	**2.46**	2.57	1.57
Funds flow before change in non-cash working capital [(1)]	**174,770**	196,924	87,299
Per unit (diluted)	**2.06**	2.33	1.45
Distributions paid and declared	**115,264**	105,475	51,905
Per unit (basic)	**1.37**	1.27	0.88
Payout ratio [(2)]	**66%**	54%	59%
Net earnings	**79,524**	123,706	47,427
Per unit (basic)	**0.95**	1.49	0.81
Per unit (diluted)	**0.94**	1.46	0.79
Net earnings before unit-based compensation	**81,974**	130,811	50,630
Per unit (diluted)	**0.96**	1.55	0.84
Units outstanding – basic (weighted average) [(3)]	**83,952,252**	83,078,833	58,850,122
Units outstanding – diluted (weighted average) [(3)]	**84,957,250**	84,644,439	60,134,317

(1) Readers are cautioned that gross margin, EBITDA and funds flow before change in non-cash working capital and the related per unit information do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute gross margin, EBITDA and funds flow before change in non-cash working capital on a consistent basis for each reporting period. EBITDA refers to earnings of the Trust before interest, taxes, depreciation and amortization and gain or loss on investment in long-term assets; gross margin refers to revenue less operating expenses; and funds flow before change in non-cash working capital refers to the amount of cash that is expected to be available for distribution to unitholders.

(2) Payout ratio is calculated as distributions paid and declared divided by funds flow before changes in non-cash working capital.

(3) Basic units include the weighted average units outstanding and units issuable upon exchange of outstanding exchangeable shares. Diluted units include the weighted average units outstanding, units issuable upon exchange of outstanding exchangeable shares and the dilutive impact, if any, of the deemed conversion of convertible debentures and units issuable pursuant to the Trust Unit Rights Incentive Plan. Interest expense incurred on the dilutive convertible debentures is added back to net earnings and to funds flow before change in non-cash working capital for the diluted per unit calculation.

OPERATING HIGHLIGHTS **For the years ended December 31,**	**2007**	2006	2005
Land Drilling Market			
Operating days			
Canada	**9,835**	12,531	12,298
United States	**12,112**	7,046	272
Rate per drilling day (CDN $)			
Canada	**24,042**	24,191	20,783
United States	**23,603**	23,724	22,782
Utilization rate			
Canada	**43%**	62%	64%
United States	**85%**	84%	85%
CAODC industry average	**38%**	55%	59%
Number of drilling rigs			
Canada	**64**	60	54
United States	**46**	31	17
Utilization rate for service rigs	**49%**	62%	61%
Number of service rigs	**20**	18	16
Number of coring and surface casing rigs	**20**	17	18
Barge Drilling Market (4)			
Operating days	**704**	-	-
Rate per drilling day (CDN $)	**49,720**	-	-
Utilization rate	**98%**	-	-
Number of drilling rigs	**1**	-	-
Number of drilling rigs under Bareboat Charter Agreements	**3**	-	-

(4) The Trust commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007, and hence these results are not representative of a full year of operations and year-over-year comparisons are not available.

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. The Trust believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in these forward-looking statements. These statements speak only as of the date of the MD&A and the Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

NON-GAAP MEASURES

This MD&A contains references to the term "funds flow before change in non-cash working capital" to refer to the amount of cash that is expected to be available for distribution to unitholders; the term "EBITDA" to refer to earnings of the Trust before interest, taxes, depreciation and amortization and gain or loss on investment in long-term assets; and the term "gross margin" to refer to revenue less operating expenses, all of which the Trust believes are measures followed by the investment community and therefore provide useful information. The terms "funds flow before change in non-cash working capital", "EBITDA" and "gross margin" are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP and accordingly may not be comparable to similar measures presented by other companies. However, the Trust computes "funds flow before change in non-cash working capital", "EBITDA" and "gross margin" on a consistent basis for each reporting period.

OVERVIEW

Trinidad continued to evolve the business of the Trust in order to respond strategically to the market pressures which were present throughout 2007. Through geographical diversification and expansion of service lines the Trust maintained unitholder value, secured distributions and mitigated the low industry fundamentals in the Canadian drilling industry. As a result, the Trust realized revenue growth of 8.6% to $629.7 million in 2007 during a time of instability in the Canadian market when many other energy service companies experienced revenue declines and were struggling to sustain positive funds flow and distribution levels. In addition, the Trust managed to achieve a conservative payout ratio of 66% and maintained distributions of $1.38 per unit per annum.

On July 5, 2007, the Trust acquired the assets of US-based Drilling Productivity Realized, L.L.C., P.C. Axxis, L.L.C., DPR International, L.L.C. and DPR Rentals, L.L.C. (collectively, "Axxis") for $148.1 million. The assets acquired include four land-based drilling rigs and one barge drilling rig, together with related inventory, crew boats and spare parts. In addition, the Trust has assumed the remaining commitments on a second barge drilling rig currently under construction, expected to be deployed in the second quarter of 2008. This acquisition has complemented the current US fleet with the addition of four technologically advanced land rigs with the capability to drill up to 4,100 metres and allowed the Trust to gain entrance into the niche barge market and gain industry expertise, positioning it favourably to capitalize on future opportunities. Concurrent with the acquisition of Axxis, the Trust closed a $354.3 million convertible unsecured subordinated debenture financing to fund the acquisition. The convertible debentures have a face value of $1,000, coupon rate of 7.75%, and mature July 31, 2012, with interest being paid semi-annually on June 30 and December 31. The Trust has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date. On redemption or maturity, the Trust may elect to satisfy its obligation to repay the principal by issuing Trust units. Proceeds in excess of the purchase price were used to pay down the Trust's revolving debt facility.

Through the acquisition of Axxis and the completion of the rig construction program, under which the Trust deployed 34 rigs throughout 2006 and 2007, of which 22 were released into the US, the US rig count has reached a total of 46 land drillings rigs and one barge rig. Additionally, as a result of the Axxis acquisition Trinidad operates three barge rigs currently governed under Bareboat Charter Agreements ("Bareboat Charters" or "Charter"). This increased presence in the US further enhanced the Trust's strategic positioning and resulted in the US contributing 54.5% of the total gross margin earned in 2007 and achieving utilization rates of 85% at stable average day rates.

Weak natural gas prices and high storage levels continued to cause instability throughout the Canadian energy sector, which was further amplified with the publication of the "Our Fair Share" report concerning Alberta's oil and natural gas royalties. With the Alberta government's announcement of royalty increases to take effect in 2009, many oil and natural gas producers have curtailed activity in Alberta and reduced capital budgets in the near term. Despite this volatility, Trinidad continued to exceed average industry utilization by 13.2% due to its focus on the deeper drilling market and long-term take-or-pay contracts, but did however experience an 18.5% decline in revenue as a result of lower activity levels. In response the Trust has taken measures to reallocate assets into other jurisdictions to take advantage of idle capacity during this period of reduced activity.

On January 10, 2008, Trinidad announced its intention to convert from an income trust to a growth-oriented, dividend-paying energy services corporation ("the Arrangement") which would pay a quarterly dividend of $0.15 per share ($0.60 per share per annum). The board and management based this decision on a number of underlying metrics intended to benefit Trinidad's investors. As a corporation, Trinidad will not be limited by the Normal Growth provisions imposed on Trusts by the federal government, and will have the ability to reinvest funds that would otherwise have been distributed into income-earning assets or debt reduction, improving the overall financial position of the Trust, and will improve the overall positioning of the Trust in the capital marketplace. The Arrangement must be approved by a majority of not less than two-thirds of the votes cast by the unitholders and exchangeable shareholders ("Trinidad Securityholders") and is also subject to the approval of the Court of Queen's Bench of Alberta and the receipt of all necessary approvals. A special meeting has been scheduled on March 10, 2008 to obtain Trinidad Securityholders' approval. If the Arrangement is approved it will result in the reorganization of the businesses of the Trust's subsidiaries into a public oil and natural gas services corporation that will retain the name "Trinidad Drilling Ltd." and will own, directly or indirectly, all of the existing assets of the Trust.

RESULTS OF OPERATIONS

Canadian Drilling Operations

For the years ended December 31,

($ thousands except percentages and operating data)	2007	2006	% Change
Revenue	**297,007**	364,278	(18.5)
Operating expense	**175,642**	196,665	(10.7)
Gross margin	**121,365**	167,613	(27.6)
Gross margin percentage	**40.9%**	46.0%	
Operating days – drilling	**9,835**	12,531	(21.5)
Rate per drilling day (CDN $)	**24,042**	24,191	(0.6)
Utilization rate – drilling	**43%**	62%	(30.6)
CAODC industry average	**38%**	55%	(30.9)
Number of drilling rigs	**64**	60	6.7
Utilization rate – well servicing	**49%**	62%	(21.0)
Number of service rigs	**20**	18	11.1
Number of coring and surface casing rigs	**20**	17	17.6

Industry activity in Canada remained soft throughout 2007 and was affected by weak natural gas prices, pricing pressures and a decline in capital spending by oil and gas producers. In this challenging market, producers are compelled to select service providers based on their merit, technology and pricing. Throughout the year the Trust remained a driller of choice as utilization levels continued to exceed the industry average for each quarter in 2007, resulting in a 43% utilization rate for the year, and surpassing the industry average by 13.2%. Overall day rates declined due to increased pressure in the market by 0.6% in comparison to the prior year; however, price reductions were not as substantial as some declines seen in the market because of the strength of the Trust's long-term take-or-pay contracts. Despite Trinidad's relative out-performance, the industry's overall utilization decline of 30.9% was the main driver of Trinidad's Canadian segment revenue reduction of $67.3 million to $297.0 million in 2007.

The Trust's Canadian drilling division represented 79.8% of the total revenue from the Canadian operations compared to 83.2% in the prior year, as the drilling operations contributed to the majority of the decline in revenue year-over-year. The well servicing and surface casing and coring divisions remained stable and comprised 9.5% and 10.8%, respectively, of total Canadian drilling revenue for 2007. Oil sands activity and operators' focus on lengthening the production of current wells in light of reductions in their capital budget lessened the impact of the slower market in these sectors and despite curtailments the growth in the fleet year-over-year lessened the overall impact of these reductions.

Operating expenses declined from $196.7 million to $175.6 million year-over-year, a decrease of 10.7% primarily as a result of reductions in activity in the drilling market. As a result of rigs being utilized less the overall cost of operating this equipment was reduced throughout the period. Furthermore, throughout 2007 the Trust took advantage of down-time to focus on repairs and maintenance work on the rig fleet, contributing to the decrease in the operating margin from 46.0% in 2006 to 40.9% in 2007. A number of rigs required routine recertification in 2007 due to high levels of utilization in 2005 and 2006, which resulted in higher recertification expense than in prior years. Additionally, the pricing pressures throughout the year also forced the reductions in day rates on non take-or-pay contracted rigs, reducing overall margins.

United States Drilling Operations

For the years ended December 31,

($ thousands except percentages and operating data)	2007	2006	% Change
Revenue	**298,777**	166,498	79.4
Operating expense	**145,493**	77,676	87.3
Gross margin	**153,284**	88,822	72.6
Gross margin percentage	**51.3%**	53.3%	
Land drilling rigs			
Operating days – drilling	**12,112**	7,046	71.9
Rate per drilling day (CDN $)	**23,603**	23,724	(0.5)
Utilization rate – drilling	**85%**	84%	1.2
Number of drilling rigs	**46**	31	48.4
Barge drilling rigs			
Operating days – drilling	**704**	-	-
Rate per drilling day (CDN $)	**49,720**	-	-
Utilization rate – drilling	**98%**	-	-
Number of drilling rigs	**1**	-	-
Number of drilling rigs under Bareboat Charter Agreements	**3**	-	-

Since the deployment of the first rig into the US marketplace in 2005, the Trust has continued to grow and diversify its business, enhancing its success year-over-year. This became increasingly apparent throughout 2007 as industry conditions weakened in the Canadian market and the Trust's US segment became a key component in the overall success of the Trust, providing continued growth and an increasing source of funds flow. The completion of the rig construction program in conjunction with the acquisition of Axxis resulted in the addition of 15 land drillings rigs to the US fleet in 2007. These rigs are all backed by take-or-pay contracts with deep depth ratings and are equipped with Trinidad's proprietary technology. Utilization levels increased to 85% and day rates remained virtually unchanged from the prior year, which when combined with the rig expansion program contributed to the significant increase in revenues of 79.4% to $298.8 million in 2007.

The Trust also entered the shallow water offshore drilling market in the third quarter with the acquisition of one barge drilling rig from Axxis and the assumption of three Bareboat Charter Agreements (see "Bareboat Charters" for further details). Entrance into this market provided $10.2 million in incremental revenue in the second half of 2007, including $1.4 million net earned from the Bareboat Charters since July 5, 2007. The barge market commands much higher day rates than the land drilling market and as a result these rigs have provided exceptional day rates of $49,720 per day and utilization levels of 98%. They have added geographical diversification to the asset base, presenting the Trust with significant opportunities to grow in other jurisdictions.

The four land rigs acquired in the Axxis acquisition had strong margins of 54.2% in 2007; however, the overall gross margin in the US operations decreased to 51.3% from 53.3% in the prior year due to start-up costs associated with new rigs deployed under the rig construction program. Start-up costs for these new rigs include costs incurred to prepare them for the field as well as additional training costs for the crews once the rigs are fully operational. As the number of new rigs being deployed declines and the rig construction program is completed, margin levels should increase to levels comparable with 2006. The reduced 2007 margins were offset slightly by the diversification of the US funds flow into the barge market. The barge drilling business typically generates higher returns than the land market as rigs remain on location for longer durations and their operating costs are lower relative to revenues generated. As a result, the Trust earned a margin of 70.8% on the operation of its barge drilling rig during the latter half of 2007.

Construction Operations

For the years ended December 31,

($ thousands except percentages)	2007	2006	% Change
Revenue [1]	**89,927**	111,128	(19.1)
Operating expense [1]	**83,353**	97,979	(14.9)
Gross margin	**6,574**	13,149	(50.0)
Gross margin percentage	**7.3%**	11.8%	

(1) Includes inter-segment revenue and operating expenses of $56.0 million and $62.0 million for the years ended December 31, 2007 and 2006, respectively.

The successful completion of the rig construction program in 2007 was facilitated by the construction operations which enhanced control over the timing and construction of the 10 rigs committed by the Canadian drilling operations and four rigs committed by the US drilling operations. Since Trinidad's acquisition of Mastco Derrick Service Ltd. ("Mastco") on March 16, 2006, Mastco's principal focus has been on completing the construction program as well as inter-segment recertification and repair work in the most cost-efficient manner. This focus on supporting the Trust's drilling operations resulted in Mastco recognizing inter-segment revenue and operating expenses of $56.0 million for the year ended December 31, 2007.

The overall decrease in the construction operations is predominantly due to the decline in third-party revenue from $49.1 million in 2006 to $33.9 million in 2007, generating a margin of 19.4% in comparison with a margin of 26.8% in the prior year. Third party revenue was higher in 2006 due to the completion of contracts that were in existence at the time of acquisition. By 2007, many of these contracts had ceased and a greater part of the Trust's focus was on creating internal efficiencies by focusing on inter-segment work. The honoured contracts also provided a higher margin due to more favourable market conditions in 2006.

GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31,

($ thousands except percentages)	2007	2006	% Change
General and administrative expenses	**60,165**	51,627	16.5
% of revenue	**9.6%**	8.9%	

The Trust continued to focus on maintaining conservative expenditure levels to ensure accretive growth for unitholders; however, incremental costs relating to the acquisition of Axxis and the expansion of the US drilling operations continued to increase general and administrative expenses in comparison to the prior year. Specifically, the US expansion resulted in incremental costs for insurance on the increased fleet and property taxes on land rigs in the US that are not required under the Canadian taxation system. Of the $8.5 million increase in general and administrative expenses, $5.0 million was attributable to property taxes on the US land rigs. Based on the US tax system, property taxes for the US land rigs will increase even more in 2008 due to the number of rig deployments in 2007. In addition, reduction in revenues due to curtailed activity in the Canadian drilling market also increased general and administrative expenses as a percentage of revenue. Despite these factors, the Trust's conservative focus resulted in only marginal increases of general and administrative expenses relative to revenue increases year-over-year.

INTEREST

For the years ended December 31,

($ thousands)	2007	2006	% Change
Interest on bank debt	**31,057**	20,724	49.9
Effective interest on deferred financing costs	**1,592**	-	-
	32,649	20,724	57.5
Interest on convertible debentures	**13,467**	-	-
Effective interest on deferred financing costs	**1,312**	-	-
Accretion of convertible debenture	**2,167**	-	-
	16,946	-	-

The acquisition of Axxis, the completion of the rig construction program, the construction of two well servicing rigs and the purchase of three additional rigs in the coring and surface casing division made 2007 a year of extensive capital spending. These capital programs were primarily funded through the debt facility that was negotiated in April 2006, which increased the principal available from $250.0 million to a debt facility with total Canadian dollar equivalent capacity of approximately $473.9 million, excluding a temporary increase of $35.0 million which was obtained in the second quarter of 2007 and fully repaid in July 2007. The debt facility encompasses both US and Canadian term and revolving facilities which bear interest at the LIBOR and Bankers' Acceptance ("BA") rates, respectively, plus a spread; whereas under the original agreement, the Trust was obligated to pay interest at a fixed borrowing rate. Modifying the debt facility from fixed to a floating rate and the expansion of service lines and further enhancement to existing ones resulted in the Trust increasing debt levels throughout 2006 and into 2007, which increased interest expense on the bank facility by $10.3 million. However, in 2008 the incremental revenue earned from this spending is expected to facilitate future debt repayments and reduce interest expense.

In order to mitigate the risk of fluctuations in floating interest rates on the debt facility, Trinidad entered into an interest rate swap at the beginning of the third quarter of 2006 on 50% of the outstanding Canadian and US term facilities. The net settlement of the interest rate swaps increased interest expense for the year by $1.0 million.

Effective July 5, 2007, the Trust completed the issuance of $354.3 million in convertible unsecured subordinated debentures in order to complete the acquisition of Axxis. Proceeds in excess of the purchase price were used to repay $187.8 million of the Canadian revolving facility, which significantly reduced the debt drawn under the facility to $368.2 million as at December 31, 2007. Interest on the convertible debentures is paid semi-annually at a coupon rate of 7.75% and for the year ended 2007, the Trust recorded associated interest expense of $13.5 million. The fixed interest rate on the convertible debentures will reduce the Trust's exposure to interest rate fluctuations and further enhance funds flow stability. Additionally, the Trust has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date, but on redemption or maturity, the Trust may elect to satisfy its obligation to repay the principal by issuing Trust units.

The Trust's adoption of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, required the amortization of transaction costs that were previously classified as amortization expense to be recorded as part of interest expense under the effective interest method. The application of this method resulted in a $2.9 million increase in interest expense for the year ended December 31, 2007. Furthermore, the convertible debenture balance accretes over time to the amount owing at maturity and such increases to the debt balance resulted in a $2.2 million increase in non-cash interest expense for the period.

UNIT-BASED COMPENSATION

For the years ended December 31,

($ thousands)	**2007**	2006	% Change
Unit-based compensation	**2,450**	7,105	(65.5)

The Trust has established a Trust Unit Rights Incentive Plan to provide an opportunity for directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust and uses the fair value method to calculate compensation expense associated with rights granted under the Plan. This compensation expense is recognized into earnings over the vesting period of the rights granted with a corresponding increase in contributed surplus. Unit-based compensation decreased by $4.7 million from 2006 due to the granting of 3,890,818 rights in the prior year in comparison with 63,486 rights in 2007.

FOREIGN EXCHANGE LOSS

For the years ended December 31,

($ thousands)	**2007**	2006	% Change
Foreign exchange loss	**12,354**	533	2,217.8

The foreign exchange loss increased significantly over the prior year primarily due to unrealized losses on US-denominated inter-company balances. The inter-company debt was minimal in 2006 as the US operations drew on the US portion of the debt facility to fund the capital requirements under the rig construction program. However, in early 2007 the Trust announced an additional five rigs to the current rig construction program to be constructed and deployed into the US. Prior to this announcement, the US portion of the debt facility was sufficient to fund the capital requirements of US construction, but as the original debt facility did not contemplate the construction of an additional five rigs, funding was required through the Canadian revolving facility which resulted in an increase in the inter-company balance. The increase in the inter-company balance coupled with the decline in the US dollar throughout 2007 was the main factor contributing to the loss. This loss corresponds to an equal and offsetting unrealized gain in the US subsidiary included in other comprehensive loss.

DEPRECIATION AND AMORTIZATION

For the years ended December 31,

($ thousands)	**2007**	2006	% Change
Depreciation	**72,260**	50,983	41.7
Amortization	**-**	1,218	(100.0)
(Gain) loss on sale of assets	**355**	(1,879)	(118.9)

Continued additions to the Trust's asset base through the acquisition of Axxis and the deployment of 11 new rigs in the US resulted in an increase in depreciation expense year-over-year. The US consolidated group contributed $21.9 million of the increase in depreciation expense for the year, an increase of 105.8% from 2006. This increase resulted from the Axxis acquisition that included four land drilling rigs and a barge rig, which contributed $3.2 million in depreciation, while the remaining $18.7 million was attributable to the 11 new rigs and an additional 5,066 drill days in the US. Conversely, the Canadian operations saw a reduction of 2,696 drill days due to an early spring breakup followed by a steady downturn in the marketplace. This reduction in drill days caused a decline in depreciation expense; however, a higher capital cost per rig resulted in a minimal decrease in Canada from $30.3 million in 2006 to $29.7 million in 2007.

Due to the adoption of CICA Section 3855, *Financial Instruments – Recognition and Measurement*, transaction costs that were previously classified as amortization expense are now recorded as a part of interest expense under the effective interest method. The application of this policy resulted in $5.7 million of deferred costs that were previously presented as a component of other assets and amortized into income using the straight-line method over the life of the debt to be recorded as interest expense using the effective interest rate method. As a result amortization expense has decreased by $1.2 million year-over-year.

In the prior year Trinidad disposed of one of its drilling rigs, resulting in a one-time gain of $2.0 million which did not occur in the current year. As a result the Trust recorded a loss on sale of assets of $0.4 million for 2007 in comparison with an overall gain of $1.9 million for 2006.

INCOME TAXES

For the years ended December 31,

($ thousands)	**2007**	2006	% Change
Current tax expense (recovery)	**1,917**	(388)	594.1
Future tax expense	**2,603**	15,955	(83.7)

Effective June 12, 2007, the Government of Canada substantively enacted Bill C-52 and on June 22, 2007 the bill received Royal Assent. This legislation resulted in a distribution tax of 18.5% on distributions of publicly traded income trusts and limited partnerships (specified investment flow-through entities, or "SIFTs") plus the provincial SIFT tax factor of 13%, and reduces the general corporate tax rate to 18.5% starting in 2011. Under Canadian GAAP the enactment of the SIFT legislation triggered the recognition of future income tax assets and liabilities based on temporary differences expected to reverse after 2011, the year that the changes take effect. The Trust assessed the impact of the SIFT legislation and as a result of this assessment has not recorded any temporary difference associated with issuance costs on the convertible debentures that are expected to reverse in 2011 and beyond. In light of the recently announced conversion plans, management believes that the more likely than not criterion is not met as the likelihood of conversion is high and the tax asset will never be recognized under the new structure.

Future income tax expense decreased by 83.7% primarily due to recoveries of $21.4 million recorded in the Canadian divisions compared to $0.5 million in recoveries in the prior year. Due to the decline in net earnings in the Canadian divisions as a result of reduced activity in the Canadian market and an increase in inter-company interest expense, these entities generated loss carry-forwards resulting in a recovery in 2007. Bill C-28, which received Royal Assent on December 14, 2007, also called for a graduated reduction in the federal corporate tax rate to 15.0% by 2011 and beyond and contributed further to these recoveries. These factors were offset by a future income tax expense of $24.0 million in the US divisions, which is $7.5 million higher than the expense in the prior year. Temporary differences in the US increased in the current year due to higher depreciation claims for tax purposes required to offset higher earnings in 2007 compared to 2006.

On May 19, 2006, the Texas legislature implemented a significant change to Texas franchise tax for all corporations. As a result, corporations including limited liability partnerships that previously had limited exposure to Texas franchise tax are effective January 1, 2007 subject to Margins Tax. This new law results in the application of a 1% tax rate to the taxable margin of the US operations, which resulted in the Trust recording $1.3 million to current income tax expense for the year ended December 31, 2007. In addition, Canadian current income tax expense increased due to current federal and provincial tax of $0.6 million recognized on the earnings of certain smaller divisions of the Trust, due to taxable earnings surpassing the available capital cost allowance claim.

NET EARNINGS AND FUNDS FLOW

For the years ended December 31,

($ thousands except per unit data)	**2007**	2006	% Change
Net earnings	**79,524**	123,706	(35.7)
Per unit (diluted) (1)	**0.94**	1.46	(35.6)
Funds flow before change in non-cash working capital	**174,770**	196,924	(11.3)
Per unit (diluted) (1)	**2.06**	2.33	(11.6)

(1) Diluted units include the weighted average units outstanding, units issuable upon exchange of outstanding exchangeable shares and the dilutive impact, if any, of the deemed conversion of convertible debentures and units issuable pursuant to the Trust Unit Rights Incentive Plan. Interest expense incurred on the dilutive convertible debentures is added back to net earnings and to funds flow before change in non-cash working capital for the diluted per unit calculation.

Results in the current period continued to demonstrate the strength of the US operations, which were further enhanced with the acquisition of Axxis; however, a declining Canadian market as well as a number of non-cash items resulted in a 35.7% decrease in net earnings overall. From an operational perspective, the Trust's performance improved from the prior year. Gross margin in the US division increased by

72.6% to $153.3 million for the year ended December 31, 2007, consisting of incremental margin from the acquisition of Axxis as well as the additional revenue generated through rig deployments. The results of the US division were offset by a 27.6% decline in the gross margin of the Canadian operations to $121.4 million due to a downturn in the Canadian market. The Trust minimized the downward impact of the declining Canadian market by maintaining relatively consistent day rates in comparison to the prior year, consistently performing at utilization levels above industry averages and ensuring that the well servicing, surface casing and coring and manufacturing divisions continued to operate efficiently and generate stable profits.

An increase in non-cash expenses significantly contributed to the $44.2 million decrease in net earnings. Due to the substantial increase in the capital cost of the Trust's asset base, depreciation expense increased by $20.0 million and the weakening of the US dollar since 2006 on the higher balance of US dollar denominated inter-company balances, resulted in the Trust recognizing a $12.5 million unrealized foreign exchange loss in 2007. Effective interest amortization on financing costs incurred on long-term debt and convertible debentures, as well as accretion expense on the convertible debentures, collectively increased expenses by $5.1 million in 2007. The increase in the non-cash expenses was offset through the reduction of future income taxes of $13.4 million in comparison with the prior year. Coupon payments on the convertible debentures of $13.5 million and an increase in interest on long-term debt of $11.9 million pertaining to additional debt used to fund acquisitions and construction costs were also significant factors in 2007.

Funds flow from operations before change in non-cash working capital decreased by $22.2 million to $174.8 million for 2007. Although margin levels actually increased, total funds flow declined primarily due to higher interest on long-term debt and incremental interest paid on the convertible debentures. Despite the increase in interest expense, overall stability was achieved through strong results in the US operations where higher revenues in the US offset lower margins in the Canadian segment. The Trust continues to follow an investment strategy designed to ensure accretive growth for unitholders, including the expansion into the US market as well as diversification of the Trust's asset base, which enabled the Trust to maintain funds flow for the period despite the reduction in the Canadian market.

FOURTH QUARTER ANALYSIS

	2007				2006				2005
($ millions except per unit data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Financial Highlights									
Revenue	**145.8**	**162.2**	**115.5**	**206.2**	161.9	150.6	104.5	162.9	106.4
Gross margin (1)	**63.6**	**75.2**	**46.5**	**95.9**	74.9	66.9	43.1	84.7	46.4
Net earnings	**17.9**	**15.0**	**4.7**	**41.9**	31.3	31.6	20.8	40.0	19.4
Depreciation and amortization	**19.0**	**20.2**	**14.8**	**18.3**	15.4	14.0	9.7	13.1	9.3
(Gain) loss on assets	**0.2**	**-**	**0.1**	**0.1**	0.1	(2.0)	-	-	0.2
Unit-based compensation	**0.4**	**0.5**	**0.7**	**0.8**	1.8	0.7	0.8	3.8	0.6
Future income tax expense (recovery)	**(7.8)**	**3.3**	**(3.1)**	**10.2**	6.2	4.6	(8.7)	13.9	5.5
Effective interest on financing costs	**1.1**	**1.1**	**0.4**	**0.3**	-	-	-	-	-
Non-cash interest expense on debentures	**1.2**	**1.0**	**-**	**-**	-	-	-	-	-
Unrealized foreign exchange loss (gain)	**0.2**	**5.3**	**5.8**	**1.2**	(0.1)	-	0.2	(0.2)	-
Other	**-**	**-**	**-**	**-**	-	0.1	(0.3)	0.1	-
Funds flow before change in non-cash working capital (1)	**32.2**	**46.4**	**23.4**	**72.8**	54.7	49.0	22.5	70.7	35.0
Earnings per unit (diluted)	**0.21**	**0.18**	**0.05**	**0.49**	0.37	0.38	0.24	0.48	0.29
Funds flow before change in non-cash working capital per unit (diluted) (1)	**0.38**	**0.55**	**0.27**	**0.86**	0.65	0.57	0.26	0.84	0.51

Operating Highlights	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4
Land Drilling Market									
Operating days – drilling									
Canada	**2,135**	**2,718**	**1,165**	**3,817**	3,163	3,358	1,826	4,184	3,795
United States	**3,399**	**3,305**	**2,944**	**2,464**	2,105	1,891	1,603	1,447	235
Rate per drilling day (CDN $)									
Canada	**23,631**	**21,746**	**23,527**	**26,063**	26,328	23,083	23,927	23,579	23,280
United States	**21,404**	**23,265**	**24,927**	**25,506**	24,621	24,042	24,089	21,596	19,245
Utilization rate – drilling									
Canada	**37%**	**47%**	**20%**	**69%**	61%	64%	36%	86%	78%
United States	**83%**	**85%**	**88%**	**85%**	85%	85%	82%	85%	83%
CAODC industry average	**37%**	**39%**	**17%**	**59%**	47%	57%	34%	81%	71%
Number of drilling rigs									
Canada	**64**	**64**	**64**	**63**	60	59	57	56	54
United States	**46**	**43**	**38**	**37**	31	26	22	21	17
Utilization for service rigs	**57%**	**46%**	**23%**	**73%**	64%	68%	31%	85%	67%
Number of service rigs	**20**	**20**	**21**	**20**	18	18	17	17	16
Number of coring and surface casing rigs	**20**	**20**	**17**	**17**	17	17	17	17	17
Barge Drilling Market (2)									
Operating days	**352**	**352**	-	-	-	-	-	-	-
Rate per drilling day (CDN $)	**47,536**	**51,904**	-	-	-	-	-	-	-
Utilization rate	**96%**	**100%**	-	-	-	-	-	-	-
Number of drilling rigs	**1**	**1**	-	-	-	-	-	-	-
Number of drilling rigs under Bareboat Charter Agreements	**3**	**3**	-	-	-	-	-	-	-

(1) Readers are cautioned that gross margin and funds flow before change in non-cash working capital and per unit information do not have a standardized meaning prescribed by GAAP; however, the Trust computes gross margin and funds flow before change in non-cash working capital and the per unit information on a consistent basis for each reporting period. Funds flow before change in non-cash working capital has replaced the term cash flow before change in non-cash working capital as shown in previous filings.
(2) The Trust commenced its operations in the barge drilling market with its acquisition of Axxis, effective July 5, 2007, and hence these results are not representative of a full year of operations and year-over-year comparisons are not available.

Overall results in the fourth quarter were indicative of the prevailing market conditions in Canada which were not entirely countered by the strength of the US operations. Commodity price declines and conservative capital spending by producers continued throughout the fourth quarter and resulted in a decrease in Canadian utilization to 37% from 61% in the comparable quarter of the prior year. Utilization rates were lower than anticipated in the fourth quarter as certain rigs were not operating and were being retrofitted for drilling in the US. Furthermore, many of the days contracted under the take-or-pay contracts had been fulfilled by the fourth quarter and operators were not inclined to drill additional days beyond the contract due to poor market conditions and budgetary cutbacks. However, the Canadian operations continued to generate $63.0 million of revenue in the fourth quarter of 2007, representing approximately 43.2% of total fourth quarter revenue.

The US operations deployed the final three rigs committed under the rig construction program in the fourth quarter of 2007. With a total fleet of 46 land rigs and one barge rig, the US operations continued to generate growth and provide overall stability to the Trust's revenues and funds flow throughout the fourth quarter, with utilization rates of 83%. The US operations generated $78.8 million in revenue in the fourth quarter of 2007, representing 54.0% of total revenues, compared to $51.2 million in the fourth quarter of 2006, representing 31.6% of overall revenues. The stable marketplace and lack of seasonal activity fluctuations in the US have been instrumental parts of the Trust's results for every consecutive quarter of 2007.

Overall gross margin decreased from 46.3% in the fourth quarter of 2006 to 43.6% in the comparable quarter of 2007 primarily due to a 39.4% margin earned in the Canadian operations and declining margins in the construction operations. This was slightly offset by higher margins in the US of 48.9% for the fourth quarter of 2007 compared to 46.3% in 2006.

Net earnings in the fourth quarter of 2007 decreased to $17.9 million from $31.3 million in the comparable quarter of 2006. Higher revenues and margins earned in the US operations were not sufficient to offset the decline in the Canadian drilling operations, leading to lower net earnings. Earnings in the quarter were also negatively impacted by a 23.4% increase in depreciation expense due to depreciation charges on newer rigs with higher capital costs. Interest expense also increased for the fourth quarter primarily due to the incremental interest on the convertible debentures of $8.6 million.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31,

($ thousands except percentages)	**2007**	2006	2005
Working capital	**84,101**	58,246	45,289
Current portion of long-term debt	**1,679**	3,232	9,494
Convertible debentures (2)	**315,991**	-	-
Long-term debt (2)	**402,489**	388,276	95,956
Total debt	**720,159**	391,508	105,450
Total debt as a percentage of assets	**48.1%**	31.4%	12.7%
Net debt (1)	**634,379**	330,030	50,667
Net debt as a percentage of assets (1)	**42.4%**	26.5%	6.1%
Total assets	**1,497,156**	1,245,633	833,316
Total long-term liabilities	**764,102**	434,065	125,344
Total long-term liabilities as a percentage of assets	**51.0%**	34.8%	15.0%
Unitholders' equity	**634,502**	698,092	641,430
Total debt to unitholders' equity	**113.5%**	56.1%	16.4%
Total debt to unitholders' equity – assuming debenture conversion	**42.5%**	-	-
Net debt to unitholders' equity (1)	**100.0%**	47.3%	7.9%

(1) Readers are cautioned that net debt does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust computes net debt on a consistent basis for each reporting period. Net debt refers to the Trust's long-term debt including convertible debentures less its working capital position and is indicative of the Trust's overall indebtedness.
(2) Convertible debentures and long-term debt are reflected net of associated transaction costs.

Unfavourable capital market conditions in the latter half of 2006 and throughout 2007 challenged the Trust in achieving the significant growth it has historically realized as lower market valuations in both the Trust and energy service sector made it prohibitive to pursue growth opportunities through the issuance of equity. As such the Trust was required to pursue alternative sources of financing to complete any potential acquisitions. As a result, in order to fund the acquisition of Axxis, the Trust completed the issuance of $354.3 million convertible debentures (see below). The classification of the convertible debentures as debt on the face of the balance sheet has resulted in the Trust appearing highly leveraged as at December 31, 2007. However, at maturity or redemption the Trust may elect to satisfy its obligation to repay the principal by issuing trust units at a price equal to 95.0% of the weighted average trading price of the trust units. This ensures that current unitholders' interests are not diluted at the reduced market price. In addition the Trust believes that this debt position will be short-lived as investors begin to realize the intrinsic benefits of prior acquisitions and improved markets in 2008 and beyond. With the completion of the rig construction program, capital spending in 2008 will be less intensive and a focus on utilizing available funds flow to improve the Trust's leverage will be a priority.

Due to the rig construction program coming to a close, as well as the completion of three well servicing rigs, the purchase of three surface casing and coring rigs and the acquisition of Axxis on July 5, 2007, the Trust has increased total year-end debt from the prior year-end by $328.7 million. The majority of the increase in long-term debt is due to the issuance of $354.3 million of convertible debentures that were issued in connection with the closing of the $153.8 million Axxis acquisition, effective July 5, 2007, including $5.6 million to reimburse the former owners for construction costs spent on a barge rig under construction as at the date of acquisition. With the remaining proceeds from the debenture, the Trust reduced its Canadian Revolving Credit Facility by $187.8 million which mitigated its exposure to fluctuating interest rates by transferring a significant portion of floating-rate debt to fixed-rate debt. Throughout the remainder of the year the Trust subsequently drew down on the revolving facility to fund the remaining construction commitments on the rig construction program, construction costs on the barge rig, the purchase of three coring and surface casing rigs, and various other minor capital initiatives resulting in an overall increase in the revolving facility of $10.0 million from the prior year.

Due to the adoption of CICA 3855, *Financial Instruments – Recognition and Measurement*, the increase in long-term debt was slightly offset by the reclassification of deferred financing costs to long-term debt. This resulted in the balance of bank debt being offset by $3.6 million of deferred financing costs. Similarly, the balance of convertible debentures at December 31, 2007 is reflected net of $12.3 million in transaction costs.

Working capital increased by $25.9 million from the prior year, of which working capital from the Axxis acquisition contributed an incremental $19.6 million. In addition, the decrease in accounts receivable by 5.6% was less substantial than the decrease in accounts payable of 10.7%, further contributing to an improving working capital position. The slower Canadian market was offset by higher US revenues which in conjunction with more aggressive collection efforts resulted in relatively stable accounts receivable. Inventory in the construction operations also increased by approximately $10.8 million from the prior year due to spare equipment and parts purchased to facilitate construction and recertification programs and a focus on conservative expenditure levels and efficient payments contributed to lower accounts payable.

Unitholders' equity decreased $63.6 million from the prior year-end due to a significant cumulative translation adjustment on the Trust's US self-sustaining subsidiary as a result of an increasingly favourable Canadian dollar. Current year's distributions of $115.3 million also contributed to the decline while the equity component of the convertible debentures and net earnings for the year ended December 31, 2007 increased unitholders' equity at year-end by $28.2 million and $79.5 million, respectively.

Convertible debentures

In connection with the acquisition of Axxis, the Trust issued $354.3 million in unsecured subordinated debentures, of which $325.0 million was issued through a public offering and $29.3 million was issued to the former owners of Axxis. The debentures are convertible into units of the Trust at the option of the holder at any time prior to maturity at a conversion price of $19.30. They have a face value of $1,000, a coupon rate of 7.75%, and mature July 31, 2012, with interest being paid semi-annually on June 30 and December 31. The Trust has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date. On redemption or maturity, the Trust may elect to satisfy its obligation to repay the principal by issuing Trust units.

The value of the conversion feature was determined to be $28.2 million and has been recorded as equity with the remaining $326.1 million allocated to long-term debt, net of $13.6 million of transaction costs. The debentures are being accreted such that the liability at maturity will equal the face value of $354.3 million. As at December 31, 2007 there were no conversions of these debentures.

COMMITMENTS

The Trust has several capital and operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

($ thousands)	
2008	**3,055**
2009	**2,599**
2010	**2,181**
2011	**7,163**
2012	**28**

Rig Construction

The Trust has significantly reduced its capital commitments moving into 2008 with the completion of the rig construction program. As at December 31, 2007 all rigs were completed and deployed into either the Canadian or US market, with substantially all costs of construction paid by the end of the year. In conjunction with the acquisition of Axxis, the Trust has assumed the remaining construction commitments of a barge rig, of which $5.6 million had been spent as at the date of the acquisition and was reimbursed to the former owners of Axxis. Total capital costs of construction are expected to be US$27.5 million of which US$12.8 million was spent as of December 31, 2007. The barge rig is expected to be deployed in the second quarter of 2008.

Bareboat Charters

As a part of the Axxis acquisition, the Trust entered into an Assignment Agreement in which the contracts to operate three barge rigs (the "Bareboat Charters" or "Charter") were transferred to the Trust. Under the Bareboat Charters, the Trust is committed to operate the rigs on behalf of a third party. In turn, as the owner of the rigs, this third party is entitled to receive 25% of the net operating revenues and 50% of the net margin earned under each Charter. Under the original agreement any earnings in excess of this payment were to be retained as compensation for the operation of the barge rigs; however, as part of the purchase agreement the Trust committed to pay the former owners of Axxis US$12.5 million per year for the next three years, of which one-third of the payment, or US$4.2 million, shall be attributable to each of the three Bareboat Charters.

This payment is contingent on the continued operation of the rigs and to the extent that the contract is terminated by the owner of the rigs, no further payments will be required. This fixed payment was structured to represent the residual earnings in excess of the payment to the third party owners; hence the Trust is exposed to minimal risk and rewards of the arrangement. In the instance that day rates or expenses fluctuate from the original provisions in the Bareboat Charters, the Trust is exposed to the residual gain or loss; however, it was determined the impact would not be significant. The Trust does not bear the significant risks and rewards of the arrangement nor does it absorb the associated credit risk or asset risk.

UNITHOLDERS' CAPITAL

As at December 31,

($ thousands)	2007	2006
Unitholders' capital	**675,728**	669,584
Exchangeable shares	**2,477**	5,777

Unitholders' capital increased by $6.1 million from year-end 2006 due to the conversion of 311,367 Series C exchangeable shares ($3.3 million) to 356,404 trust units and the exercise of 277,434 rights ($2.5 million) into trust units. Unitholders' capital on February 29, 2008 was $675.8 million (83,622,390 units).

DISTRIBUTIONS

For the years ended December 31,

($ thousands except unit and per unit data)	2007		2006	
Cash flow from operating activities	**172,013**		152,478	
Net change in non-cash operating working capital	**2,757**		44,446	
Funds flow before change in non-cash working capital	**174,770**	**100%**	196,924	100%
Distributions paid and declared	**(115,264)**	**66%**	(105,475)	54%
Funds retained for growth, debt reduction and future distribution	**59,506**	**34%**	91,449	46%
Funds flow before change in non-cash working capital per unit (basic [1])	**2.08**		2.37	
Distributions paid and declared per unit	**(1.37)**		(1.27)	
Funds retained per unit	**0.71**		1.10	
Annualized distribution per unit	**1.38**		1.38	

(1) Includes trust units to be issued upon conversion of exchangeable shares.

Despite distribution reductions across the sector, the Trust maintained annual distributions of $1.38 per unit throughout the current year and a conservative payout ratio of 66%. Quarter-over-quarter distributions remained stable; however, lower distributions in the earlier part of 2006 resulted in an increase in distributions of $9.8 million in 2007. The Trust's strategic focus on the US market resulted in a steady source of funds flow which provided unitholder value in a volatile Canadian market.

The Trust manages its distributions based on a payout ratio goal of up to 75%, and the remainder is retained for future growth opportunities, debt repayment, or incremental distributions to unitholders.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgements be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, impacting the operation of the Trust's capital assets.

Unit-based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk-free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's bad debt losses have been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and natural gas industry, credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian GAAP, the Trust performs an annual goodwill impairment test each fiscal year. This test was performed based on current industry factors and no goodwill impairment existed as at December 31, 2007.

Fair value of interest rate swaps

The fair value of the interest rate swaps are estimated based on future projected interest rates and adjusted on a quarterly basis for monthly settlements and changes in projections. The Trust receives the valuation from the contract counterparty on a quarterly basis and records the associated change in fair value at each reporting period.

Convertible debentures

The proceeds from the offering have been bifurcated into separate liability and equity components. The value of the conversion feature has been determined based on an option pricing model and recorded as equity on the Consolidated Balance Sheet.

NEW ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted the following new accounting standards issued by the CICA, as described further in note 1 of the Notes to the Consolidated Financial Statements.

Section 1530, Comprehensive Income

Section 1530 introduces a new Statement of Comprehensive Income, which reflects changes in the fair value of financial instruments designated as cash flow hedges, to the extent that they are effective, and changes in the foreign currency translation of self-sustaining subsidiaries of the Trust. These cumulative changes are reflected in equity as part of accumulated other comprehensive income and the Trust's Consolidated Financial Statements now include a Consolidated Statement of Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Income ("AOCI").

Previously, the accumulated gains and losses arising from translation of $0.8 million were deferred and included in the foreign currency translation adjustment as part of unitholders' equity. In accordance with the transitional provisions, this prior year balance was reclassified into AOCI. In addition, the foreign currency translation adjustment for the year ended December 31, 2007 of $57.9 million has been recognized into OCI.

Section 3855, Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial instruments, including financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value upon initial recognition of the transaction and measurement in subsequent periods is dependant on whether the instrument is classified as "held-for-trading", "available-for-sale", or "held-to-maturity" based on the standard. Financial instruments classified as "held-for-trading" are subsequently re-valued to fair market value with changes in the fair value being recognized into earnings; financial instruments classified as "available-for-sale" are subsequently re-valued to fair market value with changes in the fair value being recognized to OCI and financial instruments designated as "held-to-maturity" are valued at amortized cost using the effective interest method of amortization.

Upon initial adoption of the financial instrument standard, long-term debt is recognized at fair value net of transaction costs directly attributable to the issuance of the debt. Accordingly, at January 1, 2007, previously deferred costs of $5.7 million that were separately presented as a component of other assets on the Consolidated Balance Sheet and amortized into income using the straight-line method over the life of the debt were reclassified to long-term debt. The cost capitalized as a portion of long-term debt will be amortized using the effective interest method. The change in amortization methodology was immaterial for adjustment to opening retained earnings and the reclassification of transactions costs resulted in a net decrease in other assets and long-term debt by $4.9 million.

Similarly, costs related to the issuance of the Trust's convertible unsecured subordinated debentures are netted against the carrying value of the convertible debentures and amortized into earnings over the life of the convertible debentures using the effective interest rate method.

Section 3865, Hedges

Section 3865 establishes how hedge accounting may be applied. For cash flow hedges the fair value of the hedged instrument is recognized on the balance sheet and changes in the fair value, to the extent that the hedge is effective, are recognized into OCI and any ineffectiveness is recognized into income in the period. In accordance with transitional provisions, the cumulative prior-period effect of $5.6 million has been recognized into OCI without restatement of prior-period amounts, net of $1.9 million to reflect the future income tax asset that would have arisen in the prior year in accordance with the new standards.

Section 1506, Accounting Changes

Section 1506 allows for voluntary changes in accounting policy only if they result in financial statements which provide reliable and more relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior-period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The Trust has adopted the requirements of this section and will apply these standards to any future changes in accounting policies and/or estimates.

There are no other material impacts on the Consolidated Financial Statements for the adoption of these new standards.

FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA issued three new accounting standards that are expected to have an impact on the Trust's financial statements: Section 1535 - *Capital Disclosures*, Section 3862 - *Financial Instruments-Disclosures*, and Section 3863 - *Financial Instruments-Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Trust will adopt them on January 1, 2008. Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital. Sections 3862 and 3863 will replace Section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Trust is in the process of evaluating the disclosure and presentation requirements of the new standards.

In addition, the CICA issued Section 3031 - *Inventories*, which will replace Section 3030 - *Inventories*. This new standard is effective for fiscal years beginning on or after July 1, 2007, and the Trust will adopt this section on January 1, 2008. This section provides more extensive guidance on measurement and expands disclosure requirements to increase transparency. The Trust's accounting policy for inventories is consistent with the measurement requirements in the new standard and therefore it is not anticipated that the results of the Trust will be impacted; however, additional disclosures will be required in relation to inventories carried at net realizable value, the amount of inventories recognized as an expense, and the amount of any write-downs of inventories.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by the Trust is recorded, processed, summarized and reported to senior management, including the CEO and CFO, in an appropriate manner to allow timely decisions regarding required disclosure as defined under Multilateral Instrument 52-109, Certification of Disclosures in Annual and Interim Filings.

The Trust has evaluated the effectiveness of the design and operation of disclosure controls and procedures, under the supervision of the CEO and the CFO. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of

financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. There have been no changes in the Trust's internal controls over financial reporting that occurred during the year ended December 31, 2007 that have materially affected or are reasonably likely to affect the Trust's internal controls over financial reporting.

The Trust is continuing to complete an assessment of the business process controls of Mastco and Axxis and has not concluded on the design effectiveness as at December 31, 2007. As a result, the Trust has relied on management's review to assess the accuracy of the financial statements at the reporting date.

OUTLOOK

Trinidad's expansion plans for 2008 are focused primarily outside of the Canadian market, and alternatives are constantly being considered in terms of shifting Canadian resources into other jurisdictions. Canadian drillers are challenged and being forced to endure idle capacity and competitive consumer pricing within the Canadian market. Under the "Our Fair Share" report issued by an independent committee that had been struck by the Alberta government, the province's proposed new royalty system has caused many oil and natural gas producers to re-evaluate Alberta-based activity and shift investment dollars into other regions of Canada and into the US. Four prominent producers have recently announced reductions in capital spending by an average of 24% in the Western Canada Sedimentary Basin ("WCSB"). Current estimates predict an overall year-over-year capital spending reduction of 18% in the WCSB, while the CAODC projects 14,500 well completions in 2008, a further reduction from 2007. However a number of factors point to a more favourable outlook than anticipated by these participants. The Alberta government recently stated that changes may be made to the new royalty regime due to "unintended consequences" from the recent changes. This may result in changes or incentives for deep drilling in an effort to recover lost activity in Alberta. North American natural gas storage levels are also seeing an improvement with supply-demand fundamentals improving and reaching more normalized levels. Weak commodity prices for natural gas will see a continued shift in the drilling focus of producers to the deeper drilling of oil. Trinidad is well positioned with its new, high tech, deeper drilling fleet that is capable of drilling more complex wells including horizontal and directional drilling to capitalize on global deep drilling opportunities during 2008. In addition, activity levels in 2008 have been higher than originally anticipated for the industry as a whole and Trinidad continues to be ahead of industry and is having a very strong first quarter.

Operations in the US market are now contributing more than 50% to the overall results of the Trust. With the completion of the rig construction program in the fourth quarter of 2007 and the acquisition of Axxis, the combined US rig fleet totals 46 land drilling rigs, one barge rig, three barge rigs under Bareboat Charters and one barge rig under construction, with the overall result that the US is becoming a dominating factor in the results of the Trust. All rigs deployed under the rig construction program are secured by long-term take-or-pay contracts while rigs acquired through Axxis are secured by fixed-price contracts. By capitalizing on US opportunities, the Trust has managed to maintain funds flow at levels consistent with the prior year. Future funds flows are expected to be further enhanced with the deployment of the second barge drilling rig.

The acquisition of Axxis has added a fleet of recently built high-quality assets, an experienced management team and an opportunity to further diversify the services of the Trust into a lucrative niche market. Unlike jack-up rigs that operate in the deeper waters of the Gulf of Mexico, the barge rigs acquired from Axxis are tailored to shallow waters which is more cost-effective for the operators and less impacted by the adverse weather conditions experienced in the Gulf of Mexico at certain times in recent years. The barge drilling market is an expanding niche with opportunities for growth in the US and other international regions. The combination of Trinidad's technology advantages and construction expertise with the experienced management team of Axxis are expected to allow this division to grow and add value for investors.

Management will continue to evolve the face of Trinidad with the objective to ensure that the strategic goals of the organization are met and value for securityholders is maximized. The conversion to a corporation is expected to present Trinidad with opportunities to effectively pursue international growth opportunities and to allocate capital resources optimally. Trinidad looks forward to the opportunity to reinvest funds flow to optimize leverage and engage in lucrative investments. Trinidad's Board of Directors and management team are focused on

increasing value through continuing to manage current operations, growing the business accretively and being the market leader. The conversion to a corporation puts Trinidad in a position where it can continue, on a tax efficient basis, to execute on growth opportunities that add value for investors.

Trinidad Energy Services Income Trust is a growth-oriented oil and natural gas services provider based in Calgary, Alberta. Focusing on deeper drilling, modern rig fleets, in-house design and technology-based advancement, Trinidad has positioned itself as a premium service provider. Trinidad's growth is driven by chasing and capturing new horizons – advancing technologies, offering new services, entering new markets and performing strategic acquisitions. With the completion of the recent rig construction program and the acquisition of Axxis, the Trust has 110 land drilling rigs ranging in depth capability from 1,000 – 6,500 metres, and two barge drilling rigs, one of which is currently under construction. In addition to its drilling rigs, Trinidad has 20 service rigs that have been completely retrofitted or were constructed within the past five years and 20 pre-setting and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most highly capable, expertly designed, well-equipped, adaptable and competitive in the industry.

"signed" Lyle C. Whitmarsh
President and Chief Executive Officer

"signed" Brent J. Conway
Chief Financial Officer

For further information please contact:

Lyle C. Whitmarsh, President & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
Phone: (403) 265-6525 Fax: (403) 265-4168
E-mail: mbentley@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

CONSOLIDATED BALANCE SHEETS
As at December 31,
($ thousands)

	2007	2006
Assets		
Current assets		
Cash and cash equivalents	**18,021**	9,413
Accounts receivable	**143,522**	151,990
Inventory	**18,231**	7,451
Prepaid expenses	**2,879**	2,868
	182,653	171,722
Deposit on capital assets	**3,458**	42,172
Capital assets (note 4)	**1,110,730**	903,111
Goodwill	**169,134**	123,483
Other long-term assets	**31,181**	5,145
	1,497,156	1,245,633
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**78,649**	88,083
Accrued trust distributions	**9,616**	9,543
Current portion of deferred revenue	**6,890**	9,090
Current portion of long-term debt (note 5)	**1,679**	3,232
Current portion of fair value of interest rate swaps	**1,718**	-
Future income taxes (note 7)	**-**	3,528
	98,552	113,476
Deferred revenue	**4,038**	7,070
Long-term debt, net of transaction costs (note 5)	**402,489**	388,276
Convertible debentures, net of transaction costs (note 6)	**315,991**	-
Fair value of interest rate swaps	**4,211**	-
Future income taxes (note 7)	**37,373**	38,719
	862,654	547,541
Unitholders' equity		
Unitholders' capital (note 8)	**675,728**	669,584
Exchangeable shares (note 9)	**2,477**	5,777
Convertible debentures (note 6)	**28,223**	-
Contributed surplus (note 8)	**13,843**	11,722
Accumulated other comprehensive loss	**(61,788)**	(750)
Accumulated trust distributions	**(305,248)**	(189,984)
Accumulated earnings	**281,267**	201,743
	634,502	698,092
	1,497,156	1,245,633

(See Notes to the Consolidated Financial Statements)

Commitments (note 13)

Michael Heier
Director

Naveen Dargan
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS
For the years ended December 31,
($ thousands except unit and per unit data)

	2007	2006
Revenue		
Oilfield services	**627,105**	577,199
Bareboat Charter income (note 13)	**1,400**	-
Other	**1,170**	2,656
	629,675	579,855
Expenses		
Operating	**348,452**	310,271
General and administrative	**60,165**	51,627
Interest on long-term debt	**32,649**	20,724
Interest on convertible debentures (note 6)	**16,946**	-
Unit-based compensation	**2,450**	7,105
Foreign exchange loss	**12,354**	533
Depreciation and amortization	**72,260**	52,201
Loss (gain) on sale of assets	**355**	(1,879)
	545,631	440,582
Earnings before income taxes	**84,044**	139,273
Income taxes (note 7)		
Current tax expense (recovery)	**1,917**	(388)
Future tax expense	**2,603**	15,955
	4,520	15,567
Net earnings	**79,524**	123,706
Charges for normal course issuer bid (note 8)	**-**	(379)
Accumulated earnings - beginning of year	**201,743**	78,416
Accumulated earnings - end of year	**281,267**	201,743
Earnings per unit		
Basic	**0.95**	1.49
Diluted	**0.94**	1.46
Weighted average number of trust units		
Basic	**83,952,252**	83,078,833
Diluted	**84,957,250**	84,644,439

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31,

($ thousands)

	2007	2006
Net earnings	**79,524**	123,706
Other comprehensive income (loss)		
Change in fair value of derivatives designated as cash flow hedges, net of income tax	**556**	-
Foreign currency translation adjustment	**(57,894)**	(750)
Total other comprehensive loss	**(57,338)**	(750)
Comprehensive income	**22,186**	122,956

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31,

($ thousands)

	2007	2006
Accumulated other comprehensive loss - beginning of year	**(750)**	-
Adjust opening balance due to adoption of new accounting policies	**(3,700)**	-
Other comprehensive loss during the year	**(57,338)**	(750)
Accumulated other comprehensive loss - end of year	**(61,788)**	(750)

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
($ thousands)

	2007	2006
Cash provided by (used in)		
Operating activities		
Net earnings for the year	**79,524**	123,706
Items not affecting cash		
Depreciation and amortization	**72,260**	52,201
(Gain) loss on sale of assets	**355**	(1,879)
Unit-based compensation	**2,450**	7,105
Future income tax expense	**2,603**	15,955
Effective interest on financing costs (note 11)	**2,904**	-
Accretion on convertible debentures (note 6)	**2,167**	-
Unrealized foreign exchange loss (gain)	**12,507**	(164)
Funds flow from operations before change in non-cash working capital	**174,770**	196,924
Net change in non-cash operating working capital	**(2,757)**	(44,446)
	172,013	152,478
Investing activities		
Decrease in deposits on capital assets	**35,409**	30,292
Amalgamation of Mastco Derrick Service (note 3(a))	**-**	(15,804)
Acquisition of Axxis Drilling Inc. (note 3(b))	**(124,411)**	-
Purchase of capital assets	**(261,631)**	(371,303)
Proceeds from dispositions	**1,209**	6,752
Change in non-cash working capital – accounts payable and accrued liabilities	**(11,003)**	12,166
	(360,427)	(337,897)
Financing activities		
Increase in long-term debt, net	**6,813**	285,066
Proceeds from convertible debentures	**325,000**	-
(Decrease) increase in deferred revenue	**(3,120)**	195
Net proceeds from unit issues (note 8)	**2,515**	8,272
Purchased units (note 8)	**-**	(916)
Debt financing costs	**(14,202)**	(5,258)
Trust unit distribution (note 12)	**(115,264)**	(105,475)
Change in non-cash working capital item – accrued distributions	**73**	2,836
	201,815	184,720
Cash flow from operating, investing, and financing activities	**13,401**	(699)
Effect of translation on foreign currency cash	**(4,793)**	(1,637)
Increase (decrease) in cash for the year	**8,608**	(2,336)
Cash - beginning of year	**9,413**	11,749
Cash - end of year	**18,021**	9,413
Interest paid	**45,362**	17,317
Taxes paid	**258**	1,207

(See Notes to the Consolidated Financial Statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. STRUCTURE OF THE TRUST

Organization

Trinidad Energy Services Income Trust (the "Trust") is an unincorporated open-ended investment trust formed under the laws of the Province of Alberta. The Trust was formed by way of an arrangement ("the Arrangement") under the Business Corporations Act of Alberta pursuant to an arrangement agreement dated August 8, 2002 among the Trust, Trinidad Drilling Ltd. and Acquisition Corp., a wholly-owned subsidiary of the Trust. The Arrangement involved the exchange of Trinidad Drilling Ltd. securities on a one-to-one basis for trust units of the Trust. The effective date of the Trust indenture was September 17, 2002.

2. ACCOUNTING POLICIES AND ESTIMATES

These consolidated financial statements are prepared by management of the Trust, in accordance with Canadian Generally Accepted Accounting Principles. The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned at December 31, 2007. Any reference to the Trust throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-company transactions have been eliminated.

Financial instruments

The Trust's financial assets and liabilities consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, deferred revenue, fair value of interest rate swaps, convertible debentures, and long-term debt. The fair value of these financial assets and liabilities approximates their carrying value, unless otherwise noted. It is management's opinion that the Trust is not exposed to significant interest or credit risks other than such risk relating to non-hedged floating rate debt.

Foreign currency translation

The Trust's US drilling operations are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all revenues and expenses are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in other comprehensive income.

Revenue recognition

Revenue from contract drilling services is recognized based upon purchase orders or contracts with customers that specify fixed prices calculated on a daily or hourly base. Customer contracts do not include a provision for post-service delivery obligations. Revenue is recognized when services are performed and only when collectability is reasonably assured.

Revenue from construction operations is recognized on a percentage of completion basis and only when collectability is reasonably assured. Losses are provided for in full when first determined.

Deposits received on future contracts are recorded as deferred revenue and recognized as services are performed.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with maturities of three months or less.

Inventory

Inventory consists of parts, materials and labour related to the construction, recertification and refurbishment of rigs and rig-related equipment. Inventory is valued at the lower of cost (principally on the specific identification method) or net realizable value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Major renewals and improvements, which extend the future life of the asset, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated amortization with any resulting gain or loss reflected in operations. Any deposits or advances on the Trust's build programs are held as deposits on capital assets and any costs incurred internally on the construction of rig and rig-related equipment are recorded as assets under construction. These costs will be held as deposit on capital assets or assets under construction until the related asset is ready for use at which time it will be capitalized.

Depreciation is based on the estimated useful lives of the assets and is as follows:

Barge drilling rigs and related equipment	9,125 drill days	Unit-of-production (10% salvage value)
Drilling rigs and related equipment	4,200 drill days	Unit-of-production (10% salvage value)
Drilling pipe and collars	1,300 drill days	Unit-of-production
Well servicing rigs	24,000 hours	Unit-of-production (20% salvage value)
Construction equipment	5 to 20 years	Straight-line
Buildings	25 years	Straight-line
Crew boats	15 years	Straight-line
Office furniture and other equipment	5 years	Straight-line
Automotive equipment	4 years	Straight-line (10% salvage value)

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the assets purchased. Goodwill is not subject to amortization, but is tested for impairment at least annually by applying a fair value-based test. Any goodwill impairment will be recognized as an expense if the carrying amount of the goodwill exceeds its fair value. The Trust performed the annual goodwill impairment test at the end of the fiscal year and no goodwill impairment exists.

Convertible debentures

The Trust's convertible unsecured subordinated debentures have been classified as debt with a portion of the proceeds representing the value of the conversion option bifurcated to equity. The debt balance accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the Consolidated Statement of Operations. Upon conversion, portions of debt and equity are transferred into unitholders' capital.

Income tax

The Trust follows the liability method of accounting for income tax. Under this method, income tax liabilities and assets are recognized for estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period that the change occurs.

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on the income that is not distributed or distributable to unitholders. On June 22, 2007, Bill C-52 was enacted by the Government of Canada, which effectively imposed a new income tax on distributions from income trusts for taxation years beginning in 2011, at a rate of 31.5%. To the extent that the Trust had temporary differences expected to reverse after that date they were accounted for in accordance with its policy.

Unit-based compensation

The Trust has established a Trust Unit Rights Incentive Plan to provide an opportunity for directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust.

Compensation expense associated with rights granted under the Plan is deferred and recognized into earnings over the vesting period of the rights granted with a corresponding increase in contributed surplus. The Trust uses the fair value method using the Black-Scholes model to calculate compensation expense.

Exchangeable shares

Exchangeable shares which were issued by a subsidiary of the Trust are convertible into trust units based on an exchange ratio, which is adjusted monthly to reflect the distributions paid on the Trust units. These exchangeable shares are not transferable to third parties and can only be disposed of by exchanging them for trust units. As a result the exchangeable shares have been classified as part of unitholders' equity.

Financial instruments and hedge accounting

Effective January 1, 2007, the Trust adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"): Handbook Section 1530, *Comprehensive Income*; Handbook Section 3855, *Financial Instruments – Recognition and Measurement*; Handbook Section 3861, *Financial Instruments – Disclosure and Presentation;* and Handbook Section 3865, *Hedges.* The Trust has adopted these standards in accordance with the transitional provisions of the applicable sections.

Comprehensive Income

Section 1530 introduces a new Statement of Comprehensive Income ("OCI"), which reflects changes in the fair value of financial instruments designated as cash flow hedges, to the extent that they are effective, and changes in the foreign currency translation of self-sustaining subsidiaries of the Trust. These cumulative changes are reflected in equity as part of accumulated other comprehensive income and the Trust's Consolidated Financial Statements now include a Consolidated Statement of Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Income ("AOCI").

Gains and losses resulting from the translation of the assets and liabilities of the Trust's self-sustaining foreign operations into Canadian dollars are included in the Consolidated Statement of Comprehensive Income as a separate component of OCI. Previously, the accumulated gains and losses arising from translation of $0.8 million were deferred and included in the foreign currency translation adjustment as part of unitholders' equity. In accordance with the transitional provisions, this prior year balance was reclassified into AOCI. In addition, the foreign currency translation adjustment for the year ended December 31, 2007 of $57.9 million has been recognized into OCI.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial instruments, including financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value upon initial recognition of the transaction and measurement in subsequent periods is dependant on whether the instrument is classified as "held-for-trading", "available-for-sale", or "held-to-maturity" based on the standard.

Financial instruments classified as "held-for-trading" are subsequently re-valued to fair market value with changes in the fair value being recognized into earnings; financial instruments classified as "available-for-sale" are subsequently re-valued to fair market value with changes in the fair value being recognized to OCI and financial instruments designated as "held-to-maturity" are valued at amortized cost using the effective interest method of amortization.

As a result of the adoption of the financial instrument standard, long-term debt is recognized at fair value net of transaction costs directly attributable to the issuance of the debt. Accordingly, at January 1, 2007, previously deferred costs of $5.7 million that were separately presented as a component of other assets on the Consolidated Balance Sheet and amortized into income using the straight-line method over the life of the debt were reclassified to long-term debt. The cost capitalized as a portion of long-term debt will be amortized using the effective interest method. The change in amortization methodology was immaterial for restatement and the reclassification of transaction costs resulted in a net decrease in other assets and long-term debt by $4.9 million.

Similarly, costs related to the issuance of the Trust's convertible unsecured subordinated debentures are netted against the carrying value of the convertible debentures and amortized into earnings over the life of the convertible debentures using the effective interest rate method.

Financial Instruments – Presentation and Disclosure

Section 3861 establishes standards for the presentation and disclosure of financial instruments and non-financial derivatives.

Hedges

Section 3865 establishes how hedge accounting may be applied. For cash flow hedges any change in the fair value of a financial instrument designated as a cash flow hedge is recognized into income in the same period as the hedged item. Any fair value change in the financial instrument is recognized on the balance sheet and changes in the fair value, to the extent that the hedge is effective, are recognized into OCI and any ineffectiveness is recognized into income in the period.

The Trust utilizes derivative financial instruments to manage economic exposure to market risks relating to fluctuations in interest rates on the amount of floating rate debt outstanding. The Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term.

The application of hedge accounting to the Trust's interest rate swaps and forward foreign exchange contract has resulted in the designation of cash flow hedges whereby gains and losses resulting from changes in the fair value of the hedge are included in the Consolidated Statement of Comprehensive Income, to the extent that the hedge is effective. In accordance with transitional provisions, the cumulative prior-period effect of $5.6 million pertaining to the interest rate swaps has been recognized into AOCI without restatement of prior-period amounts, net of $1.9 million to reflect the future income tax asset that would have arisen in the prior year in accordance with the new standards. The forward foreign exchange contract was entered into in the current year; hence, there is no impact on prior year figures.

Derivative financial instruments are not used for trading or speculative purposes.

There are no other material impacts on the Consolidated Financial Statements for the adoption of these new standards.

Basic and diluted per unit calculations

Basic net earnings per unit is computed by dividing the net income by the weighted average number of trust units outstanding and trust units issuable upon conversion of outstanding exchangeable shares. Diluted net income per unit amounts is computed by dividing net income plus interest on any dilutive convertible debentures by the dilutive trust units outstanding. Dilutive trust units are arrived at by taking weighted average trust units and trust units issuable upon conversion of exchangeable shares, and giving effect to the potential dilution that would occur if in-the-money rights were exercised under the treasury stock method and the dilution that would occur upon the conversion of the convertible debentures. The treasury stock method assumes that proceeds received from the exercise of in-the-money rights and any unrecognized trust unit incentive compensation are used to repurchase units at the average market price.

FUTURE CHANGES IN ACCOUNTING POLICIES

The CICA issued three new accounting standards that are expected to have an impact on the Trust's financial statements: Section 1535 - *Capital Disclosures*, Section 3862 - *Financial Instruments-Disclosures*, and Section 3863 - *Financial Instruments-Presentation*. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Trust will adopt them on January 1, 2008. Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital. Sections 3862 and 3863 will replace Section 3861, *Financial Instruments – Disclosure and Presentation*, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Trust is in the process of evaluating the disclosure and presentation requirements of the new standards.

In addition, the CICA issued Section 3031 - *Inventories*, which will replace Section 3030 - *Inventories*. This new standard is effective for fiscal years beginning on or after July 1, 2007, and the Trust will adopt this section on January 1, 2008. This section provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency. The Trust's accounting policy for inventories is consistent with the measurement requirements in the new standard and therefore it is not anticipated that the results of the Trust will be impacted; however, additional disclosures will be required in relation to inventories carried at net realizable value, the amount of inventories recognized as an expense, and the amount of any write-downs of inventories.

3. ACQUISITIONS

(a) Amalgamation of Mastco Derrick Service Ltd.

Effective March 16, 2006, the Trust amalgamated one of its wholly-owned subsidiaries with Mastco Derrick Service Ltd. ("Mastco") for consideration of $62.4 million, less outstanding debts adjusted for net working capital. Mastco's purchase price was subject to a working capital adjustment which was finalized as of March 31, 2007. The acquisition was funded through internal funds flow of $14.7 million and the issuance of 1,494,557 trust units with a value of $24.7 million.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

($ thousands)	2006
Purchase price allocated as follows:	
Working capital, net	**(22,943)**
Other assets	**329**
Goodwill	**42,837**
Capital assets	**17,148**
Future income taxes	**2,018**
	39,389
Financed as follows:	
Trust units	**24,720**
Cash, net of working capital adjustment	**14,669**
	39,389

Goodwill from this acquisition is not tax-deductible.

(b) Acquisition of assets of Axxis

Effective July 5, 2007, a subsidiary of the Trust purchased substantially all of the assets of US-based Drilling Productivity Realized, L.L.C., P.C. Axxis, L.L.C., DPR International, L.L.C. and DPR Rentals, L.L.C. (collectively, "Axxis") for consideration of $148.1 million. Additionally, the Trust acquired a commitment to construct an additional barge rig for approximately US$27.5 million, of which $5.6 million had been spent at the time of acquisition and was reimbursed to the former owners and included in the purchase price. The acquisition was funded through the issuance of $29.3 million of convertible debentures to the former shareholders of Axxis and $124.4 million in cash proceeds raised through a public issuance of 325,000 convertible debentures for gross proceeds of $325.0 million.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

($ thousands)	**2007**
Purchase price allocated as follows:	
Capital assets	**96,488**
Assets under construction	**5,624**
Intangible assets	**39,569**
Goodwill	**51,636**
Long-term liabilities	**(39,569)**
	153,748
Financed as follows:	
Convertible debentures	**29,337**
Cash	**124,411**
	153,748

Goodwill from this acquisition is tax-deductible.

As a result of the acquisition of Axxis the Trust is obligated to pay US$12.5 million annually to the former shareholders of Axxis for the next three years pertaining to provisions under the Bareboat Charters, discussed further in Note 13 – Commitments. The consideration will be paid annually and is contingent on the continued operation of three barge rigs currently under contract. To the extent that these contracts are terminated prior to the end of the three years no further payments will be required. The amount paid under this commitment is considered a cost of the purchase and has been included in the purchase price and will be accrued and recorded against the associated revenue earned from the rigs and reported net as Bareboat Charter income.

4. CAPITAL ASSETS

As at December 31, *($ thousands)*	**Cost**	**2007** **Accumulated Amortization**	**Net Book Value**
Rigs and rig-related equipment	**1,176,314**	**156,759**	**1,019,555**
Automotive equipment and other equipment	**24,285**	**7,785**	**16,500**
Construction equipment	**763**	**141**	**622**
Building	**29,362**	**1,997**	**27,365**
Land	**12,820**	**-**	**12,820**
Assets under construction	**33,868**	**-**	**33,868**
	1,277,412	**166,682**	**1,110,730**

As at December 31, *($ thousands)*	Cost	2006 Accumulated Amortization	Net Book Value
Rigs and rig-related equipment	860,144	96,674	763,470
Automotive equipment and other equipment	15,288	4,592	10,696
Construction equipment	615	52	563
Building	23,234	938	22,296
Land	12,346	-	12,346
Assets under construction	93,740	-	93,740
	1,005,367	102,256	903,111

5. LONG-TERM DEBT

As at December 31, *($ thousands)*	2007	2006
Credit facilities, net of transaction costs (a)	**364,563**	382,037
Building loans (b)	**8,349**	8,752
Vehicle loans (c)	**292**	719
Deferred purchase obligation (d)	**30,964**	-
	404,168	391,508
Less: current portion of long-term debt	**(1,679)**	(3,232)
	402,489	388,276

a) Effective April 18, 2006, the Trust entered into a syndicated loan facility comprised of a $250.0 million Canadian Revolving Credit Facility and a $100.0 million Canadian five-year term facility. The Canadian Revolving Credit Facility requires monthly interest payments and is renewable annually subject to the mutual consent of the lenders and the Trust. To the extent that the facility is not renewed the drawn-down principal would be due 364 days later. The Canadian term loan requires monthly interest payments based on a spread over the one, two or three-month Bankers' Acceptance (BA) rate and requires repayment based on 1% annual amortization and a balloon payment at its maturity date of May 1, 2011.

Concurrently, a US subsidiary of the Trust entered into a US$125.0 million five-year term facility to fund the US operations. This facility requires monthly interest payments based on a spread over the one, two or three-month LIBOR rate and requires repayment based on 1% annual amortization and a balloon payment at its maturity date of May 1, 2011.

These facilities represent a combined Canadian dollar equivalent debt capacity of approximately $473.9 million and were structured by GE Energy Financial Services and syndicated by GE Capital Markets, Inc. The members of the syndicate group include major Canadian, United States and international financial institutions. This debt is secured by a general guarantee over the assets of the Trust.

Effective June 18, 2007, Trinidad amended its current Canadian Revolving Credit Facility (the "First Amending Agreement") to provide a temporary increase of $35.0 million, increasing the principal available from $250.0 million to $285.0 million. This increase was underwritten by GE Energy Financial Services, as agent for the credit facilities, and is subject to similar terms and conditions as the original Revolving Credit Facility. This increase was made available to the Trust for six months subsequent to the execution of the First Amending Agreement and any repayments will be first applied to the $35.0 million increase prior to any other reductions in the original Revolving Credit Facility. This temporary increase was fully repaid and retired on July 5, 2007 with a portion of the proceeds from the issuance of the convertible unsecured subordinated debentures issued on this same date.

The effective interest rate on this facility was 7.4% for the year ended December 31, 2007 (2006 – 7.6%).

b) On December 15, 2005, Trinidad entered into a $9.1 million non-revolving credit facility with GE Canada on properties held by the Trust. The facility requires monthly interest payments at a rate of 6.26% per annum, matures June 2011 and is secured by the respective properties.

c) The vehicle loans are payable over various periods from two months to 28 months at interest rates varying from 0% to 8.3% per annum, and are secured by the related assets.

d) In connection with the acquisition of the assets of Axxis on July 5, 2007, the Trust committed to pay US$12.5 million annually to the former shareholders of Axxis for the next three years pertaining to provisions under the Bareboat Charters, discussed further in Note 13 – Commitments. The consideration will be paid annually and is contingent on the continued operation of three barge rigs currently under contract. To the extent that these contracts are terminated prior to the end of the three years no further payments will be required.

6. CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

For the year ended December 31,

($ thousands)	**2007**
Convertible debentures – opening balance	-
Convertible debentures issued, net of transaction costs	**340,735**
Valuation of conversion feature	**(28,223)**
Debt component of convertible debentures	**312,512**
Amortization of discount	**2,167**
Effective interest on transaction costs	**1,312**
Convertible debentures – ending balance	**315,991**

On July 5, 2007 the Trust issued $354.3 million in convertible unsecured subordinated debentures. The debentures are convertible into units of the Trust at the option of the holder at any time prior to maturity at a conversion price of $19.30 and have a face value of $1,000, coupon rate of 7.75% and mature July 31, 2012, with interest being paid semi-annually on June 30 and December 31. The Trust has the option to redeem the debentures in whole or in part at a redemption price of $1,000 after December 31, 2010 and before their maturity date. On redemption or maturity, the Trust may elect to satisfy its obligation to repay the principal by issuing Trust units.

The value of the conversion feature was determined to be $28.2 million and has been recorded as equity with the remaining $326.1 million allocated to long-term debt, net of $13.6 million of transaction costs. The debentures are being accreted such that the liability at maturity will equal the face value of $354.3 million. As at December 31, 2007 there were no conversions of these debentures.

Interest on convertible debentures of $16.9 million represents coupon payments of $13.4 million, $2.2 million pertaining to the accretion of the convertible debenture and $1.3 million pertaining to the effective interest on financing costs for the year ended December 31, 2007.

7. INCOME TAXES

For the years ended December 31, *($ thousands except percentages)*	2007	2006
Net income before tax	**84,044**	139,273
Corporate tax rate	**32.95%**	32.98%
Tax expense at statutory rate	**27,692**	45,932
Tax reduction arising from trust income distribution	**(24,887)**	(26,765)
Non-deductible expenses	**1,013**	2,156
Statutory and other rate differences	**(1,138)**	(1,656)
Effect of change in expected tax rate	**1,470**	(2,912)
Large corporation tax expense	**-**	(388)
Texas margin tax	**738**	-
Other	**(368)**	(800)
Total tax expense	**4,520**	15,567

The liability and asset for future income taxes on the Trust's balance sheet is comprised of the following temporary differences:

As at December 31, *($ thousands)*	2007	2006
Loss carry-forward	**-**	2,057
Unbilled revenue	**-**	(5,585)
Current future tax liability	**-**	(3,528)
Loss carry-forward	**44,235**	18,836
Capital assets	**(84,801)**	(57,657)
Interest rate swap	**3,087**	-
Financing costs	**106**	102
Long-term future tax liability	**(37,373)**	(38,719)

Loss carry-forwards of $139.6 million have been recognized for income tax purposes and are due to expire between 2025 and 2027. On June 22, 2007, Bill C-52 was enacted by the Government of Canada that effectively imposed a new income tax on distributions from income trusts for taxation years beginning in 2011, at a rate of 31.5%. The enactment of this legislation triggered the recognition of future income taxes based on temporary differences expected to reverse after the date that the taxation changes take effect. Due to the proposed conversion of the Trust into a dividend paying-corporation, as described in Note 16 – Subsequent Events, it was determined that it was not more likely than not that the future income tax asset recorded in the third quarter for transaction costs on the convertible debentures would be realized and as such it was reversed and therefore no related future income tax impact has been recorded for the year ended December 31, 2007.

8. UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

a) Unitholders' Capital

Authorized
Unlimited number of trust units, voting, participating

For the years ended December 31,

($ thousands except unit data)	**2007**		2006	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders' capital – opening balance	**82,981,952**	**669,584**	78,909,976	621,972
Trust units issued on acquisitions	**-**	**-**	1,494,557	24,720
Trust units issued on conversion of exchangeable shares	**356,404**	**3,300**	1,505,630	13,825
Trust units issued on exercise of options and rights	**277,434**	**2,515**	1,138,289	8,272
Trust units repurchased under normal course issuer bid	**-**	**-**	(66,500)	(537)
Contributed surplus transferred on exercised options and rights	**-**	**329**	-	1,332
Unitholders' capital – ending balance	**83,615,790**	**675,728**	82,981,952	669,584

Effective September 14, 2006 Trinidad announced its intent to acquire for cancellation up to 10% (7,336,882 trust units) of the Trust's publicly traded units by way of a normal course issuer bid ("NCIB") commencing September 18, 2006 and extending to September 17, 2007. During the year ended December 31, 2007 the Trust did not purchase any units under the NCIB (2006 – 66,500 units at a cost of $0.9 million). The excess of the purchase price over the carrying amount of the units purchased and cancelled is recorded as a reduction of accumulated earnings.

Basic earnings per unit are calculated using the weighted average number of Trust units outstanding during the year ended December 31, 2007 of 83,952,252 (2006 – 83,708,833). For purposes of calculating diluted earnings per unit, 1,004,998 units issuable pursuant to the Trust Unit Rights Incentive Plan for the year ended December 31, 2007 (2006 – 1,565,606) were added to the weighted average calculation.

b) Contributed surplus

For the years ended December 31,

($ thousands)	**2007**	2006
Contributed surplus – opening balance	**11,722**	5,949
Unit-based compensation expense	**2,450**	7,105
Contributed surplus transferred on exercise of rights	**(329)**	(1,332)
Contributed surplus – ending balance	**13,843**	11,722

9. EXCHANGEABLE SHARES

A subsidiary of the Trust has issued the following exchangeable shares:

For the years ended December 31, ***($ thousands except unit data)***	**2007**		2006	
	Number of Shares	**Amount $**	Number of Shares	Amount $
Exchangeable shares – opening balance	**611,966**	**5,777**	2,007,883	19,602
Exchangeable shares exchanged, Initial Series	**-**	**-**	(347,100)	(2,707)
Exchangeable shares exchanged, Series C	**(311,367)**	**(3,300)**	(1,048,817)	(11,118)
Exchangeable shares – ending balance	**300,599**	**2,477**	611,966	5,777

The exchange ratio for the 253,430 initial series exchangeable shares is 1.36025 and the trust units issuable upon conversion are 344,728. The exchange ratio for the 47,169 Series C exchangeable shares is 1.24261 and the trust units issuable upon conversion are 58,612.

10. TRUST UNIT RIGHTS INCENTIVE PLAN

On May 2, 2003 the Trust established the Trust Unit Rights Incentive Plan for unit rights to provide an opportunity for directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The Plan restricts the number of rights reserved for issuance such that it does not exceed 10% of the trust units outstanding.

Rights granted vest 50% immediately and 25% on the first and second anniversary of the date of grant (unless otherwise determined by the Board of Directors at the time of issuance) and shall be exercisable for a period of five years from the date of grant. The rights will have an exercise price not exceeding the closing trading price for the units on the Toronto Stock Exchange on the date immediately preceding the date of grant and not less than the price permitted by applicable securities law. The exercise price of rights may be adjusted downwards at the option of the rights holder from time to time by the amount, if any, that the distributions to unitholders in any calendar quarter exceed 2% (8% annually) of the Trust's net book value of capital assets.

The following summarizes the unit rights that are outstanding under the Plan as at December 31, 2007 and 2006 and the changes during these periods:

For the years ended December 31,	**2007**		2006	
	Number of Rights	**Weighted Average Exercise Price**	Number of Rights	Weighted Average Exercise Price
Outstanding – beginning of period	**8,246,839**	**12.43**	5,746,326	9.64
Granted during the period	**63,486**	**13.44**	3,890,818	15.13
Exercised during the period	**(277,434)**	**9.06**	(1,118,437)	7.36
Forfeited during the period	**(67,221)**	**13.38**	(271,868)	13.09
Outstanding – end of period	**7,965,670**	**12.55**	8,246,839	12.43

The range of exercise prices for the unit rights outstanding at December 31, 2007 is as follows:

	Total Rights Outstanding			Exercisable Rights	
Range of Exercise Prices	Number	Weighted Average Exercise Price ($)	Weighted Average Remaining Life (years)	Number	Weighted Average Exercise Price ($)
$2.78 - $4.00	2,660	2.78	0.34	2,660	2.78
$4.01 - $6.00	222,605	5.36	0.88	222,605	5.36
$6.01 - $9.00	861,777	8.36	1.45	861,777	8.36
$9.01 - $12.50	3,206,138	11.29	2.24	3,206,138	11.29
$12.51 - $16.83	3,672,490	15.07	3.41	2,660,543	15.06
$2.78 - $16.83	7,965,670	12.55	2.66	6,953,723	12.40

The Trust uses the Black-Scholes option-pricing model to determine the estimated fair value of the unit rights issued subsequent to January 1, 2003. The per unit weighted average fair value of stock options granted during the year ended December 31, 2007 was $1.49 (2006 - $2.15). For the year ended December 31, 2007 the Trust recognized compensation expense included in the calculation of net earnings of $2.4 million (2006 - $7.1 million) using the following weighted average assumptions:

For the years ended December 31,	2007	2006
Expected volatility	**31.9%**	35.3%
Annual distribution yield	**10.3%**	8.4%
Risk-free interest rate	**3.9%**	3.5%
Expected life (years)	**3.0**	3.3

11. FINANCIAL INSTRUMENTS

Interest rate swap

The Trust entered into cash flow hedges using interest rate swap arrangements to hedge the floating rate interest on 50% of the outstanding balance of the US and Canadian term debt facilities. These contracts have been recorded at their fair value on the Trust's consolidated financial statements. The Trust recorded a gain of $0.6 million in OCI for the year ended December 31, 2007 due to the change in fair value of the cash flow hedge. The Trust has assessed 100% hedge effectiveness; hence the entire change in fair value has been recorded in OCI.

Financing costs

The carrying value of long-term debt has been adjusted in accordance with CICA Section 3855, *Financial Instruments – Recognition and Measurement,* on financial instruments. Debt issuance costs which were previously classified as a component of other assets have been reclassified to long-term debt. The Trust recorded interest expense of $1.6 million for the year ended December 31, 2007 under the effective interest method.

Additionally, the carrying value of the debt component of convertible debentures is reflected net of $13.6 million in financing costs. The Trust recorded interest expense of $1.3 million for the year ended December 31, 2007 under the effective interest method.

Foreign exchange forward contract

On June 29, 2007, the Trust entered into a forward contract to purchase US currency to fund the acquisition of the assets of Axxis – see Note 3. The future commitment of US$111.2 million exposed the Trust to foreign currency risk which was mitigated by a forward contract to purchase US currency at a rate of 1.0631 on the date of closing. The Trust designated this contract as a cash flow hedge and assessed it as 100% effective and as such no gain or loss was recorded on the contract and the acquisition was recorded at the forward contracted rate.

12. ACCUMULATED CASH DISTRIBUTIONS

Pursuant to the Trust Indenture established on September 17, 2002, distributions are determined at the discretion of the Board of Directors. The intention of the Board of Directors is to provide stability to the monthly distributions based on anticipated cash flow; however, the actual amount of distributions paid by the Trust is subject to review by the Board of Directors, taking into account the prevailing financial and market circumstances of the Trust at the relevant time.

For the years ended December 31,

($ thousands)	**2007**	2006
Accumulated cash distributions – beginning of year	**189,984**	84,509
Cash distributions	**105,648**	95,932
Distributions declared and payable	**9,616**	9,543
Accumulated cash distributions – end of year	**305,248**	189,984

13. COMMITMENTS

The Trust has several capital and operating lease agreements on buildings and equipment. The future lease obligations for the next five years are summarized below:

($ thousands)	
2008	**3,055**
2009	**2,599**
2010	**2,181**
2011	**7,163**
2012	**28**

Rig Construction Program

In 2007 Trinidad continued to focus on the expansion of its drilling fleet through its commitment to construct 34 new diesel electric drilling rigs, which were deployed in Canada and the US. This construction program has enabled the Trust to actively pursue growth opportunities and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the costs of construction on seven of these rigs have been partially financed through customer contributions, to be returned in equal payments over the term of the take-or-pay contract commencing upon the delivery of each rig. As of December 31, 2007, the Trust had completed the construction of all 34 rigs committed under the program and substantially all of the costs had been paid.

In conjunction with the acquisition of the assets of Axxis the Trust has assumed the remaining construction commitments of a barge rig, of which $5.6 million had been spent as at the date of the acquisition and was reimbursed to the former owners of Axxis. Total capital costs of construction are expected to be US$27.5 million of which US$12.8 million was spent as of December 31, 2007. The barge rig is expected to be deployed in the second quarter of 2008.

Bareboat Charters

As a part of the Axxis acquisition the Trust entered into an Assignment Agreement in which the contracts to operate three barge rigs (the "Bareboat Charters" or "Charter") were transferred to the Trust. Under the Bareboat Charters, the Trust is committed to operate the rigs on behalf of a third party. In turn, as the owners of the rigs, this third party is entitled to receive 25% of the net operating revenues and 50% of the net margin earned under each charter. Under the original agreement any earnings in excess of this payment were to be retained as compensation for the operation of the barge rigs; however, as part of the purchase agreement the Trust committed to pay the former owners of Axxis US$12.5 million per year for the next three consecutive years, of which one-third of the payment, or US$4.2 million, shall be attributable to each of the three Bareboat Charters.

This payment is contingent on the continued operation of the rigs and to the extent that the contract is terminated by the rigs' owner, no further payments will be required. This fixed payment was structured to represent the residual earnings in excess of the payment to the third party; hence the Trust is exposed to minimal risk and rewards of the arrangement. In the instance that day rates or expenses fluctuate from the original provisions in the Bareboat Charters, the Trust is exposed to the residual gain or loss; however, it was determined the impact would not be significant. The Trust has disclosed all transactions pertaining to the Bareboat Charters on a net basis. The Trust does not bear the significant risks and rewards of the arrangement nor does it absorb the associated credit risk or asset risk.

14. SEGMENTED INFORMATION

Since Trinidad announced its intention to expand operations in 2005 into the US marketplace, its operations have been diversified from its primary geographical focus in Western Canada to include various locations in the United States, such that a significant proportion of the Trust's operations now occur in the US market. The acquisitions of Cheyenne Drilling and Axxis, as well as the Trust's rig construction program, provided additional rigs of varying depths and capabilities for US operations, which complemented the drilling fleet operating in the Canadian market and expanded the Trust's overall drilling operations. Despite the similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States market have resulted in management evaluating the Trust's drilling operations performance on a geographically segmented basis. In addition, the acquisition of Mastco in 2006 further broadened the operations of the Trust to include the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. The unique characteristics of this subsidiary, which are different from the Trust's core drilling operations, have resulted in management's separate evaluation of its results. Transactions between the segments are recorded at cost and have been eliminated upon consolidation.

For the year ended December 31, 2007 ***($ thousands)***	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	**297,007**	**298,777**	**89,927**	**(56,036)**	**629,675**
Operating expense	**175,642**	**145,493**	**83,353**	**(56,036)**	**348,452**
Gross margin	**121,365**	**153,284**	**6,574**	**-**	**281,223**
Interest	**20,132**	**12,475**	**42**	**-**	**32,649**
Interest on convertible debentures	**16,946**	**-**	**-**	**-**	**16,946**
Depreciation and amortization	**29,050**	**42,553**	**657**	**-**	**72,260**
Loss on assets	**325**	**30**	**-**	**-**	**355**
Income before corporate items	**54,912**	**98,226**	**5,875**	**-**	**159,013**
General and administrative					**60,165**
Unit-based compensation					**2,450**
Foreign exchange loss					**12,354**
Income taxes					**4,520**
Net earnings					**79,524**
Capital expenditures (including acquisitions and deposits)	**54,435**	**295,057**	**141**	**-**	**350,633**
Total assets	**679,390**	**786,982**	**30,784**	**-**	**1,497,156**
Goodwill	**38,154**	**84,360**	**46,620**	**-**	**169,134**

For the year ended December 31, 2006 *($ thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	364,278	166,498	111,128	(62,049)	579,855
Operating expense	196,665	77,676	97,979	(62,049)	310,271
Gross margin	167,613	88,822	13,149	-	269,584
Interest	12,151	8,424	149	-	20,724
Depreciation and amortization	30,749	20,994	458	-	52,201
Gain on assets	(1,852)	(27)	-	-	(1,879)
Income before corporate items	126,565	59,431	12,542	-	198,538
General and administrative					51,627
Unit-based compensation					7,105
Foreign exchange loss					533
Income taxes					15,567
Net earnings					123,706
Capital expenditures (including acquisitions and deposits)	158,517	199,358	74	-	357,949
Total assets	680,591	528,872	36,170	-	1,245,633
Goodwill	38,155	42,491	42,837	-	123,483

15. SIGNIFICANT CUSTOMERS

At December 31, 2007, the Trust had long-term take-or-pay contracts in place with multiple significant oil and natural gas producing companies. The Trust had only one customer that provided in excess of 10% of the Trust's 2007 revenue. In management's assessment, the future viability of the Trust is not dependent on this customer.

16. SUBSEQUENT EVENT

On January 10, 2008 Trinidad announced its intention to convert from an income trust to a growth-oriented, dividend-paying energy services corporation (the "Arrangement"), which would pay a quarterly dividend of $0.15 per share ($0.60 per annum). The Arrangement must be approved by a majority of not less than two-thirds of the votes cast by the unitholders and exchangeable shareholders ("Trinidad Securityholders") and is also subject to the approval of the Court of Queen's Bench of Alberta and the receipt of all necessary approvals. A special meeting has been scheduled on March 10, 2008 to obtain Trinidad Securityholders' approval. If the Arrangement is approved it will result in the reorganization of the businesses of the Trust's subsidiaries into a public oil and natural gas services corporation that will retain the name "Trinidad Drilling Ltd." and will own, directly or indirectly, all of the existing assets of the Trust.

END